UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               NXGEN NETWORKS INC.
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   67069C 10 0
                                   -----------
                                 (CUSIP Number)

                           Douglas B. Spink, Chairman
                        Seedling Technologies Corporation
                         519 SW Third Avenue, Suite 805
                             Portland, Oregon 97204
                                 (800) 893-8894
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 67069C 10 0
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  1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Seedling Technologies Corporation

                  87-0460452

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                  N/A
                                                               (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS
                  SC

--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(f)  [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

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  NUMBER OF       7  SOLE VOTING POWER
   SHARES                  30,647,737
 BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
   EACH           8  SHARED VOTING POWER
  REPORTING                -0-
   PERSON       ----------------------------------------------------------------
   WITH           9  SOLE DISPOSITIVE POWER
                           30,647,737
                ----------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  30,647,737

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  53%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
                  CO

--------------------------------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT

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

Item 1.  Security and Issuer

         This statement covers a total of 30,647,737 shares of Common Stock, $.001 par value per share of NxGen Networks Inc, a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 6207 Imperial Avenue West, Vancouver, British Columbia, Canada V7W 2J2.

Item 2.  Identity and Background

         This Schedule 13D is hereby filed by Seedling Technologies Corporation, a Delaware corporation ("Seedling"). Seedling specializes in identifying, managing, and growing technology-enabled companies. Seedling works closely with incumbent management to streamline operations, focus resources on high-value markets, and develop profitable go-to-market plans. Additionally, Seedling acts as a catalyst to revive the operations of troubled public technology companies, both in friendly transactions and in hostile tender, proxy, and consent solicitation scenarios. Seedling's principal business address and executive office address is 519 SW Third Avenue, Suite 805, Portland, Oregon 97219. The following individuals are the only officers and directors of Seedling:

         Douglas B. Spink - Chairman of the Board and Chief Executive Officer

         Paul R. Peterson  - President and Director

         During the last five years, neither Seedling or any of its officers, directors, or principal shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Seedling or any of its officers, directors, or principal shareholders were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Seedling acquired the 30,647,737 shares in exchange for all of the issued and outstanding shares of SouthernPlanet, Inc.

Item 4. Purpose of Transaction

         The securities referred to herein were acquired in connection with the acquisition by the Issuer of SouthernPlanet, Inc. pursuant to a merger agreement and plan of reorganization dated May 21, 2001 attached hereto as Exhibit 7.1. In connection with this transaction, the Board of Directors was changed whereby the entire previous Board of the Issuer resigned and was replaced with Douglas B. Spink, Paul Peterson, and David Swainson.

Item 5. Interest in Securities of the Issuer

         Pursuant to the merger agreement and plan of reorganization, dated May 21, 2001, Seedling may be deemed to be the beneficial owner of 30,647,737 shares of the Issuer's Common stock which represents 53% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not applicable.

Item 7.  Material to be Filed as Exhibits

                  7.1 Agreement and Plan of Reorganization dated May 21, 2001.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:   June 21, 2001                    By: /s/ Douglas Spink
                                              ----------------------------------
                                               Douglas Spink, Chairman
                                               Seedling Technologies Corporation


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